

March 22, 2011

Joseph A. Beatty
President and Chief Executive Officer
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, IL 60606-6622

> **Re:** **Telular Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **Definitive Proxy Statement**
> **Filed December 20, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 000-23212**

Dear Mr. Beatty:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure and other comments may require you to amend your filing or comply with our comments in future filings.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1. Business

Patents and Other Intellectual Property, page 9

1. Please provide a brief discussion of the duration of your domestic and foreign patent protection. Please refer to Item 101(c)(iv) of Regulation S-K.

<u>Major Customers, page 6</u>

2. We note that you derived 38% of your revenues from ADT in fiscal 2010. Please discuss if you have entered into any agreement to provide ADT with your products or services, and discuss the material terms of the agreement.

<u>Item 1A. Risk Factors, page 9</u>

<u>General</u>

3. We note the last risk factor on page 10, which states that your business could suffer if there is a decline in the housing market, or if general economic conditions slow. Please update your risk factor disclosure to reflect more specifically the current and prospective economic conditions and their reasonably anticipated impact upon your business.

<u>We rely on limited or sole sources for many of our components…, page 11</u>

4. You state that your component parts are reaching the end of their manufacturer life cycle and you may not be able to source enough of critical parts in fiscal 2011. Please discuss the impact of this situation on your business in your Management's Discussion and Analysis. Additionally, please discuss steps you are taking to design new component parts and relevant timelines until these newly designed components are ready.

<u>If we are unable to protect our intellectual property rights…, page 16</u>

5. We note the last sentence on page 16 where you state that you and your competitors are now legally barred from obtaining patents in the "principal countries of Western Europe." Please clarify the meaning of this sentence including why you believe you are barred of intellectual property protection in these countries, and which countries you are referring.

<u>Sales of common stock issuable on the exercise of outstanding and contemplated…, page 17</u>

<u>Item 6. Selected Financial Data, page 21</u>

6. We note footnote (a) to your table of Selected Financial Data discussing the discontinuation of your FCP segment. Please update your Item 1. Business section discussion to reflect you current strategy to segregate and classify this business line as discontinued operations.

Management Discussion and Analysis of Financial Condition and Results of Operation, page 21

Introduction, page 21

7. In the last paragraph on page 22 you state that you believe Telular has 20 – 30% market
    share for cellular alarm communicators. Please discuss the underlying basis of this belief,
    for example, but not limited to, industry publications or your own market research.

8. In the second paragraph at the top of page 23 you state that you currently face
    competition for FCT sales from Ericsson. However, throughout your disclosure you state
    that you have discontinued operations for your FCT product. Please revise your
    disclosure to reconcile your statement in this section with your disclosure elsewhere.

Recent Developments, page 23

9. In the second paragraph on page 23 you state that TankLink has a partner in Latin
    America, Telefónica. Please tell us more about this relationship including its materiality,
    whether you have entered into a formal agreement and any material terms of an
    agreement.

Liquidity and Capital Resources, page 28

10. We note your current Loan and Security Agreement with Silicon Valley Bank, as well as
    your disclosure regarding current negotiations for a new loan agreement. Please disclose
    the material terms of the agreement, for example, applicable interest rates and repayment
    timeline. Alternatively, provide a cross-reference to your disclosure on page 49 under
    Item 8. Financial Statements and Supplementary Data. Consider whether the agreement
    is required to be filed pursuant to Item 601 of Regulation S-K.

Critical Accounting Policies – Income Taxes, page 31

11. We note that you reversed a significant amount of the valuation allowance related to your
    deferred tax assets. Please expand your disclosures to discuss any uncertainties
    surrounding realization of the deferred tax asset and the material assumptions underlying
    your determination that the net asset will be realized. If the asset's realization is
    dependent on material improvements over present levels of consolidated pre-tax income,
    material changes in the present relationship between income reported for financial and
    tax purposes, or material asset sales or other nonroutine transactions, you should provide
    a description of these assumed future events, quantified to the extent practicable. For
    example, you should disclose the minimum annualized rate by which taxable income
    must increase during the tax NOL carryforward periods if realization of the benefit is
    dependent on taxable income higher than currently reported. Also, if significant
    objective negative evidence indicates uncertainty regarding realization of the deferred
    asset, you should identify the countervailing positive evidence relied upon in your
    decision not to establish a full allowance against the asset.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 62

12. We note your discussion of the evaluation of the effectiveness of disclosure controls and procedures in the first paragraph at page 62. Please amend to include your conclusion on the assessment of the effectiveness of disclosure controls and procedures in this paragraph as required by Item 307 of Regulation S-K.

13. We refer to your discussion of internal control over financial reporting. Please amend to revise this section to include a separate conclusion on the effectiveness of internal controls over financial reporting. Please refer to the guidance in Item 308(a)(3) of Regulation S-K.

Exhibits, page 66

14. We note footnote (1) indicating confidential treatment for one of your exhibits. Our records reflect no filings where you have requested confidential treatment. Please advise.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

General

15. In future filings please revise your disclosure to include your Equity Compensation Plan Information table as required by Item 201(d) of Regulation S-K.

Director Compensation, page 9

16. We note the table at the bottom of page nine. In future filings please provide additional discussion regarding restricted stock units and options outstanding for example, by clarifying how these awards are related to your director stock awards, whether they have been approved, but not yet granted, or any other information necessary to understand these features of your director compensation. Additionally, please revise your table to include option awards, as applicable, in a column. Please refer to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 20

Base Salary, page 20

17. We note that in the last sentence in this paragraph that you state that you offer base salaries at the lower end of the comparable range while offering bonus targets above the comparable range. We also note that on page 22 you discuss what companies you look at and why in determining equity incentive compensation. In future filings please revise your disclosure to discuss what companies you look at and why in determining base salary compensation.

Summary Executive Compensation Table, page 26

18. In future filings please provide a footnote to the Non-Equity Incentive Plan Compensation column indentifying whether the earnings were paid during the fiscal year, payable during the period but deferred at the election of the named executive officer, or payable by their terms at a later date. Please refer to Instruction 2 to Item 402(c)(2)(vii) of Regulation
S-K.

Grants of Plan-Based Awards Table, page 28

19. In future filings please revise your table in the section to provide threshold, minimum and maximum amounts payable if the specified performance targets are reached. Refer to Instruction 2 to Item 402(d) of Regulation S-K.

20. Additionally, in future filings please provide narrative disclosure to the summary compensation table and grants of plan-based awards table necessary to an understanding of the information disclosed as required by Item 402(e) of Regulation S-K.

Executive Compensation: All Other Compensation, page 27

21. We note in footnote (2) to your table on page 27 that you state that the company matches 50% of the first 3% of the employee contributions to the Telular Corporation 401(k) Plan. However, on page 22 under the heading "Other Compensation" you state that you contribute 6% to your employee 401(k) plan. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Attorney-Advisor, at (202) 551-3576 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (312) 379-8364
        Jonathan M. Charak
        Chief Financial Officer